Exhibit 99.1

Incipio Group to Acquire Skullcandy; Create Leading Technology, Creative Culture and Mobile Lifestyle Company

Highlights of the Merger:

•	Unites leading brands (Incipio, Skullcandy, Incase, Astro Gaming, Braven Audio, and Tavik) to specialize in serving consumers across technology driven lifestyles.

•	Creates new licensing opportunities with future and current licensing partners including kate spade new york, Jack Spade, Burton, Rebecca Minkoff, and Tumi through enhanced product and marketing focus in new and existing categories.

•	Combines leadership and operational capabilities of both companies to drive scale and efficiencies that will allow teams to focus additional time and resources on serving the consumer through enhanced products and innovation.

•	Provides retailers a one-stop-shop for multiple technology lifestyle categories.

Park City, Utah and Irvine, California, June 24, 2016 – Skullcandy, Inc. (NASDAQ:SKUL), which creates world-class audio experiences through its Skullcandy® and Astro Gaming® brands, and Incipio LLC, a leading global consumer technology solutions platform, jointly announced today that they have entered into a definitive merger agreement pursuant to which Incipio has agreed to acquire Skullcandy. Under the terms of the definitive merger agreement, Incipio will pay $5.75 per share in cash, or a total of approximately $177 million.

The purchase price represents approximately a 29% premium over Skullcandy’s closing share price on June 22, 2016, and approximately a 49% premium over the 90-day, volume-weighted average price. Excluding Skullcandy’s cash, cash equivalents and short-term investments of $46 million as of March 31, 2016, the enterprise value of $131 million represents a 59% premium over the enterprise value on June 22, 2016.

Andy Fathollahi, CEO and Founder of Incipio, stated, “We have long admired Skullcandy’s culture of innovation and ability to create pioneering audio experiences with quality and style. Skullcandy and Astro amplify our dynamic mix of products and brands, while bolstering the technical and operational capabilities that serve as the foundation of our platform. The team at Skullcandy and its international presence will also allow us to accelerate the global impact of our multi-brand offense.”

Hoby Darling, Skullcandy, Inc. President and CEO commented, “We are excited to be joining forces with Incipio Group as we believe it’s in the best interests of Skullcandy and our shareholders. The combination of our two companies allows us to better serve our consumers and retailers with focused, best-in-class products in multiple categories. We share a common culture, vision and commitment to driving innovation and this merger will allow our two teams to amplify their efforts going forward. Also, importantly, we remain deeply committed to our teams, retail partners, ambassadors and community. Those things are all part of our DNA as a company born on the mountains in Park City for Skullcandy and in the technology and gaming hub of San Francisco for Astro.”

The transaction will be financed primarily through a new senior credit facility with Monroe Capital Advisors, LLC and Wells Fargo Bank, N.A. The transaction is not subject to a financing condition.

Terms of the Agreement

Under the terms of the definitive merger agreement, an affiliate of Incipio will commence a cash tender offer to acquire Skullcandy’s outstanding shares of common stock for $5.75 per share, net to each holder in cash. Following receipt of required regulatory approvals and the satisfaction of other customary closing conditions, and after such time as all shares tendered in the tender offer are accepted for payment, the definitive merger agreement provides for the parties to effect, as promptly as practicable, a merger which would result in all shares not tendered in the tender offer being converted into the right to receive $5.75 per share in cash. The transaction has been approved by Skullcandy’s and Incipio’s boards of directors and is expected to close in the third quarter of 2016.

The definitive merger agreement provides for a “go-shop” period until July 23, 2016, during which time Skullcandy’s board of directors, together with its financial and legal advisors, may actively solicit alternative proposals from third parties to acquire Skullcandy. There can be no assurances that this process will result in a superior transaction. After July 23, 2016, Skullcandy must cease all existing discussions and may not solicit or participate in any additional discussions with third parties regarding alternative proposals, subject to certain exceptions.

Peter J. Solomon Company is acting as financial advisor and Latham & Watkins LLP is acting as legal advisor to Skullcandy. Wunderlich Securities is acting as financial advisor and Rutan and Tucker LLP is acting as legal advisor to Incipio.

About Skullcandy, Inc.

Skullcandy, Inc. creates world-class audio experiences through its Skullcandy® and Astro Gaming® brands. Founded at the intersection of music, sports, technology and creative culture, Skullcandy brand creates world-class audio and gaming products for the risk takers, innovators, and pioneers who inspire us all to live life at full volume. From new innovations in the science of sound and human potential, to collaborations with up-and-coming musicians and athletes, Skullcandy lives by its mission to inspire life at full volume through forward-thinking technologies and ideas, and leading edge design and materialization. Astro Gaming creates premium video gaming equipment for professional gamers, leagues, and gaming enthusiasts. Astro Gaming was founded in the pits of competitive gaming and has become synonymous with pinnacle gaming experiences. Skullcandy and Astro Gaming products are sold and distributed through a variety of channels around the world from the Company’s global locations in Park City, San Francisco, Tokyo, Zurich, Mexico City, and Shanghai, as well as through partners in some of the most important culture, sports, and gaming hubs in the world. The Skullcandy brand website can be found at http://www.skullcandy.com. The Astro Gaming website can be found at http://www.astrogaming.com.

About Incipio, LLC

We are a global consumer technology solutions platform operating a diverse portfolio of owned and licensed brands at the intersection of design and functionality. Founded in Southern California in 1999, our strategy begins with a passion for building amazing product and a commitment to serve our customers. Our portfolio of brands offers compelling solutions that meet the needs of today’s active mobile consumers, who demand more out of the products they use. Leveraging our powerful back-end platform of shared resources, our brands deliver a complete solution to retailers and consumers alike. Our strategy of delivering a fully assorted mix of premium company-owned brands and licensed blue-chip lifestyle brands has quickly cemented us as the preeminent consumer technology platform in the industry. The formula behind our model is based on operational excellence coupled with a commitment to best-in-class product design & engineering, all backed by a robust proficiency in manufacturing and distribution. Our 300+ employees operate through nine offices around the world and allow us to reach over 50,000 retail doors globally. What was once a startup that grew out of a suburban garage in Southern California has turned into an international platform with a mission to enhance the mobile lifestyle by delivering only the best brands and products to active mobile consumers around the globe. Learn more about Incipio Group at www.incipio-group.com.

Cautions regarding Forward-Looking Statements

The statements included in this press release that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements and are based on Skullcandy’s current beliefs and expectations. These forward-looking statements include, but are not limited to, statements related to the consummation of the tender offer and the merger as well as any benefits of the acquisition by Incipio of Skullcandy. These forward-looking statements are based on information available to us as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond our control. In particular, such risks and uncertainties include, but are not limited to: the risk that one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise; the unsuccessful completion of the tender offer; the risk that the transaction does not close when anticipated, or at all, including the risk that the requisite regulatory approvals may not be obtained; matters arising in connection with the parties’ efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the transaction; there may be a material adverse change of Skullcandy or its business may suffer as a result of uncertainty surrounding the transaction; the transaction may involve unexpected costs, liabilities or delays; the adverse impact of competitive product announcements; revenues and operating performance; changes in overall economic conditions and markets, including the current credit markets; changes in demand for our products; changes in inventories at customers and distributors; technological and product development risks; availability of raw materials; competitors’ actions; pricing and gross margin pressures; loss of key customers; order cancellations or reduced bookings; control of costs and expenses; significant litigation, including with respect to intellectual property matters; risks associated with acquisitions and dispositions; risks associated with international operations including foreign employment and labor matters associated with unions and collective bargaining agreements; the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally; changes in generally accepted accounting principles; risks related to new legal requirements; risks and costs associated with increased and new regulation of corporate governance and disclosure standards; and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Skullcandy’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of Skullcandy’s filings with the Securities and Exchange Commission. These forward-looking statements are as of the date hereof and should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made. For additional information, visit Skullcandy’s corporate website, www.skullcandy.com, or for official filings visit the Securities and Exchange Commission (“SEC”) website, www.sec.gov.

Notice to Investors

The tender offer for the outstanding shares of common stock of Skullcandy has not yet commenced. This press release is for informational purposes only, and it does not constitute an offer to purchase or a solicitation of an offer to sell any securities. At the time the tender offer is commenced, Incipio and a wholly-owned subsidiary of Incipio will file a tender offer statement on Schedule TO with the SEC, and Skullcandy will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. INVESTORS AND SECURITY HOLDERS OF SKULLCANDY ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such materials will be made available to Skullcandy’s stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC website: www.sec.gov.

For Skullcandy Investors, contact:

ICR

Brendon Frey

203-682-8200

Brendon.Frey@icrinc.com

For Incipio, contact:

Kelly McElroy

(949) 236-7397

kmcelroy@incipio.com